UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 27, 2023

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Boulevard, Ste. 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Laumeier I Purchase and Sale Agreement

As 1st stREIT Office Inc. (the “Company”) previously disclosed, in the second quarter of 2022, Panera Bread (“Panera”), a tenant representing approximately 26% of the Company’s rentable square footage as of June 30, 2023, notified the Company that it would not be renewing its lease expiring in April 2024. Panera, which is the sole tenant in our Laumeier I property in St. Louis, MO, advised the Company that it would continue to pay rent through the remaining term and was willing to move out prior to its lease expiration date if a replacement tenant is identified.

On November 27, 2023, the Company’s wholly-owned subsidiary, 1SO Laumeier I LLC, which owns the Laumeier I property, executed a purchase and sale agreement (the “PSA”) with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I for a purchase price of $9.9 million, representing all of the space to be vacated by Panera.  The PSA allows for a 75-day due diligence period at which time the $100,000 deposit paid by BJC upon execution of the PSA becomes non-refundable.  The sale is expected to close in the first quarter of 2024, but there can be no assurance that the sale will occur and if so, what the final price may be.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: December 22, 2023